UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Gateway Energy Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

367600301

(CUSIP Number)

Frederick M. Pevow, Jr.

910 Oak Valley Drive, Houston, TX 77024

(713) 827-0706

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Timothy D. Rampe

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

June 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Frederick M. Pevow, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,555,933*

	8	Shared Voting Power —

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,555,933*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.5*% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) IN

*      The reduction reflected in this Amendment No. 5 to this Schedule 13D in the number of shares over which the Reporting Person has sole voting power and the aggregate amount beneficially owned by the Reporting Person from the amounts previously reported on Amendment No. 4 to this Schedule 13D is the result the reduction in the number of shares subject to the Buterin Voting Agreement (as defined in Item 5). Mr. Buterin misrepresented in the Buterin Voting Agreement the number of shares over which he had beneficial ownership by 882,332 shares and the number of shares beneficially owned by the Reporting Persons and reflected on this Schedule 13D has been reduced accordingly.

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) GEC Holding, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,555,933*

	8	Shared Voting Power —

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,555,933*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.5*% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) OO

*      The reduction reflected in this Amendment No. 5 to this Schedule 13D in the number of shares over which the Reporting Person has sole voting power and the aggregate amount beneficially owned by the Reporting Person from the amounts previously reported on Amendment No. 4 to this Schedule 13D is the result the reduction in the number of shares subject to the Buterin Voting Agreement (as defined in Item 5). Mr. Buterin misrepresented in the Buterin Voting Agreement the number of shares over which he had beneficial ownership by 882,332 shares and the number of shares beneficially owned by the Reporting Persons and reflected on this Schedule 13D has been reduced accordingly.

CUSIP No. 367600301

This Amendment (“Amendment No. 5”) is being jointly filed by GEC Holding, LLC, a Delaware limited liability company (“GEHC”), and Frederick M. Pevow, Jr. (collectively, the “Reporting Persons”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment No. 5 amends the Schedule 13D originally filed with the Commission on February 11, 2010, which was amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 24, 2010, Amendment No. 2 to Schedule 13D filed with the Commission on March 1, 2010, Amendment No. 3 filed with the Commission on March 3, 2010 and Amendment No. 4 filed with the Commission on March 18, 2010 (the “Original Schedule 13D”).  The Original Schedule 13D, as amended by this Amendment No. 5, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 5 are defined in the Original Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Original Schedule 13D is amended and supplemented as follows:
Item 4.	Purpose of Transaction.

On June 1, 2010, the Reporting Persons entered into an Agreement with the Issuer (the “Agreement”) whereby the parties agreed that, subject to certain conditions, the Issuer agreed to appoint Frederick M. Pevow, Jr., Perin Greg deGeurin, David F. Huff, John O. Niemann, Jr., Paul G. VanderLinden, III and a seventh director to be identified by mutual agreement of the Issuer, John Raasch and Mr. Pevow (collectively, the “Appointed Directors”) to the Board of Directors of the Issuer (the “Board”) and the Reporting Persons agreed to cease all efforts, direct or indirect, in furtherance of the consent solicitation (the “Consent Solicitation”) described in the definitive consent statement on Schedule 14A filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 2, 2010.  In addition, pursuant to the Agreement, each of the Issuer and the Reporting Persons agreed to (i) nominate the Appointed Directors at the Issuer’s 2010 Annual Meeting of Stockholders (the “2010 Annual Meeting”) and (ii) use its reasonable best efforts to support the election to the Board of each of the Appointed Directors at the 2010 Annual Meeting, including recommending that the Issuer’s stockholders vote in favor of the election of the Appointed Directors and soliciting proxies in favor of the election of the Appointed Directors.

The Agreement also provides that, if the Board determines to elect Mr. Pevow as the Chief Executive Officer of the Issuer and Mr. Pevow accepts such position, his initial base salary will be $175,000 until the 2011 annual meeting of stockholders and the Board and Mr. Pevow will promptly negotiate in good faith a mutually agreeable employment agreement which would set forth Mr. Pevow’s entire compensation package, including his base salary, benefits and the terms of any incentive or equity compensation.  In addition, the Issuer agreed to reimburse the Reporting Persons’ expenses (up to $300,000) in connection with the Consent Solicitation.  Such reimbursement is payable as follows: (i) $75,000 payable within one business day of June 1, 2010, (ii) $75,000 payable on or before June 30, 2010 and (iii) the remaining amount (subject to the $300,000 cap) payable in the form of a 12 month promissory note (the “Promissory Note”) bearing interest at the rate of 13% per annum.

On June 1, 2010, John Raasch, as the sole director of the Issuer, appointed the Appointed Directors to the Board.  On June 3, 2010, the Board ratified and approved the Agreement.  On June 3, 2010, the Board also elected Mr. Pevow as Chief Executive Officer and President of the Issuer with a base salary of $175,000/year. The remaining terms of his employment are expected to be set forth in an employment agreement to be negotiated between the Issuer and Mr. Pevow.

The foregoing description of the Agreement and Promissory Note is a summary only and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 9 and is incorporated herein by reference.

Item 5(a) of the Original Schedule 13D is amended and restated as follows:

As of June 1, 2010, each Reporting Person beneficially owns the following number of shares of Common Stock (all computations of the percentage of outstanding Common Stock set forth herein are based on a total of 19,402,853 shares of Common Stock outstanding as of April 30, 2010 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2010, as filed with the Securities and Exchange Commission on May 17, 2010):

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Frederick M. Pevow, Jr.	4,555,933	23.5%
GECH	-0-	0%

Item 5(c) of the Original Schedule 13D is amended and restated as follows:

On June 1, 2010, Mr. Pevow entered into a settlement agreement (the “Settlement Agreement”) with Mr. Buterin pursuant to which Mr. Pevow agreed to dismiss pending litigation filed by Mr. Pevow seeking to enforce the Buterin Voting Agreement.  In exchange for Mr. Pevow’s agreement to dismiss such litigation, Mr. Buterin agreed (i) to vote the 1,287,564 shares beneficially owned by Mr. Buterin (the “Buterin Shares”) for Mr. Pevow’s nominees to the Issuer’s Board of Directors at the Issuer’s next annual meeting of stockholders (the “2010 Annual Meeting”), (ii) to vote the Buterin Shares against the removal of any such nominees, (iii) to vote the Buterin Shares as directed by Mr. Pevow with respect to any other matter submitted for stockholder action prior to the completion of the 2010 Annual Meeting.  In addition, Mr. Buterin agreed that, prior to the second anniversary of the 2010 Annual Meeting, Mr. Buterin will not (i) make or in any way participate in any “solicitation” (as defined in the proxy rules of the Securities and Exchange Commission) of proxies or consents, (ii) initiate, propose or otherwise solicit stockholders of the Issuer for the approval of any stockholder proposals, (iii) propose or nominate any candidates to stand for election to the Issuer’s Board of Directors, (iv) form, join or otherwise participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended or deposit his shares of Common Stock in a voting trust or subject any such shares to any voting agreement, (v) take any public action to act alone or in concert with others to control or seek to control the management, the Issuer’s Board of Directors or the policies of the Company, (vi) seek to call any special meeting of the stockholders or (vii) otherwise take, or solicit, cause or encourage others to take, any action inconsistent with the foregoing.  The Settlement Agreement replaced in its entirety the Buterin Voting Agreement.  The foregoing description of the Settlement Agreement is a summary only and is qualified in its entirety by reference to the Settlement Agreement, which is attached hereto as Exhibit 10 and is incorporated herein by reference.

CUSIP No. 367600301

Item 6 of the Original Schedule 13D is amended and restated as follows:

The Reporting Persons are party to the Agreement (including the Promissory Note) described above in Item 4 and the Voting Agreements, Warrant Agreements and Settlement Agreement described above in Item 5.  In addition, as described above in Item 4, Mr. Pevow was elected as Chief Executive Officer and President of the Issuer on June 3, 2010.  Other than the foregoing, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7 of the Original Schedule 13D is amended and restated as follows:

Exhibit 1

Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 2

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 3

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 4

Second Amended Voting Agreement, dated March 16, 2010, between Frederick M. Pevow, Jr. and Josh Buterin (incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 18, 2010)

Exhibit 5

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Betty Davis (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 6	Reserved
Exhibit 7

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Leslie W. David (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 8

Amended Voting Agreement, dated March 12, 2010, between Frederick M. Pevow, Jr. and Robert J. Seaberg (incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 18, 2010)

Exhibit 9	Agreement, dated June 1, 2010, among Gateway Energy Corporation, Frederick M. Pevow, Jr. and GEC Holding, LLC
Exhibit 10	Settlement Agreement, dated June 1, 2010, between Frederick M. Pevow, Jr. and Josh Buterin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2010

GEC HOLDING, LLC

By:	/s/ Frederick M. Pevow, Jr.
	Name:	Frederick M. Pevow, Jr.
	Title:	Manager

/s/ Frederick M. Pevow, Jr.
Frederick M. Pevow, Jr.

Index of Exhibits

Exhibit 1

Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 2

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 3

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 4

Second Amended Voting Agreement, dated March 16, 2010, between Frederick M. Pevow, Jr. and Josh Buterin (incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 18, 2010)

Exhibit 5

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Betty Davis (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 6	Reserved
Exhibit 7

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Leslie W. David (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 8

Amended Voting Agreement, dated March 12, 2010, between Frederick M. Pevow, Jr. and Robert J. Seaberg (incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 18, 2010)

Exhibit 9	Agreement, dated June 1, 2010, among Gateway Energy Corporation, Frederick M. Pevow, Jr. and GEC Holding, LLC
Exhibit 10	Settlement Agreement, dated June 1, 2010, between Frederick M. Pevow, Jr. and Josh Buterin